February 20, 2026

Pijun Liu
Chief Executive Officer
Ping An Biomedical Co., Ltd.
22/F, China United Plaza
1002-1008, Tai Nan West Street
Cheung Sha Wan, Kowloon
Hong Kong

       Re: Ping An Biomedical Co., Ltd.
           Registration Statement on Form F-1
           Filed February 13, 2026
           File No. 333-293481
Dear Pijun Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing